Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2026

Monaco, May 13, 2026 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) today reported unaudited financial results for the first quarter ended March 31, 2026 (“Q1 2026”).

Financial Highlights1 and Operational Updates

I.	PROFITABILITY - LIQUIDITY - DEBT

	•	Q1 2026 Net Income of $9.9 million ($0.41 earnings per share).

	•	Q1 2026 Adjusted Net Income[2] of $12.4 million ($0.51 earnings per share).

	•	Q1 2026 liquidity of $353.3 million[3].

	•	Cash[4] exceeding Debt[5] by $127.2 million as of the end of Q1 2026.

II.	FLEET RENEWAL

Vessel Acquisition

•	Conclusion of the purchase of the 2018-built, 60,297 DWT capacity dry bulk vessel, Astros (ex. Koushun)[6].

Long-term Charter-in Agreements

•	Delivery of the newbuild, 81,800 DWT capacity dry bulk vessel, Hermes Century:

-	Minimum tenor of charter-in period of 5 years.

-	Company retains extension options and purchase options for the tenor of the charter-in period.

-	Vessel has been time-chartered out for a period of approximately one year at a rate generating a daily gross profit of approximately $3,600.

•	Agreement to charter-in an additional newbuild Kamsarmax vessel under a long-term period charter with extension and purchase options upon delivery (expected Q2 2027–Q1 2028).

1 This earnings release focuses on the financial results and management’s discussion and analysis of Costamare Bulkers for the three-month period ended March 31, 2026. Costamare Bulkers had nominal operations during the corresponding period in 2025 and remained a wholly owned subsidiary of Costamare Inc. (“Costamare”), a New York Stock Exchange (“NYSE”) listed company, until May 6, 2025, when it became an independent publicly traded company listed on the NYSE through a spin-off from Costamare. Accordingly, no comparative figures are presented for the three-month period ended March 31, 2025.

2 Adjusted Net Income and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare Bulkers financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

3 Liquidity includes Cash (as defined in footnote 4) and $84.7 million of available undrawn funds from one hunting license facility as of March 31, 2026.

4 Cash denotes Cash and cash equivalents (including restricted cash) of $258.5 million plus margin deposits of $10.1 million relating mainly to our forward freight agreements (“FFAs”) and bunker swaps.

5 Debt denotes Long-term debt including current and non-current portion.

6 The vessel is currently on time charter, expiring in February 2027 (at the earliest) with charterers’ option to extend until June 2028.

Vessel Disposals

•	Conclusion of the sale of the 2011-built, 180,643 DWT capacity dry bulk vessel, Miracle, resulting in capital gains of approximately $7.0 million.

III.	OPERATING PLATFORM

•	Completion[7] of the transfer of the majority of the trading book[8] to Cargill International S.A. (“Cargill”).

•	The operating platform[9] is currently focused on Kamsarmax-type vessels and consists of 20 third-party owned dry bulk vessels including:

-	Two Capesize vessels chartered-in under period charters (one expected to be redelivered within 2026).

-	18 Kamsarmax vessels, 17 of which are chartered-in under short-term period charters or time charter trips.

IV.	OWNED FLEET

•	Costamare Bulkers currently owns a fleet of 30 dry bulk vessels with a total capacity of approximately 2.7 million DWT, consisting of:

-	6 Capesize vessels, all of which are on period charters.

-	7 Kamsarmax vessels, all of which are on period charters.

-	9 Ultramax vessels, out of which 7 are on period charters.

-	8 Supramax vessels, out of which 6 are on period charters.

•	The majority of the period charters are on index-linked charter agreements with owner’s option to convert to fixed rate based on the prevailing FFA curve.

7 Excluding one vessel whose charter-in agreement is scheduled to be novated to Cargill in Q2 2026.

8 As of September 29, 2025 and pursuant to the Strategic Cooperation Agreement with Cargill.

9 As of May 12, 2026, and excluding one vessel whose charter-in agreement is scheduled to be novated to Cargill and two vessels sub-chartered out to Cargill on back to back terms pursuant to the Strategic Cooperation Agreement.

Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“During the first quarter of the year Costamare Bulkers generated an adjusted net income of $12.4 million.

As of today, we have successfully transferred a majority of the Company’s legacy trading portfolio pursuant to our deal with Cargill, effectively de-risking our balance sheet. We expect that our trading platform will be free of the remaining legacy trades by year end.

As part of our fleet renewal program, we recently concluded the sale of one 2011-built Capesize vessel and the acquisition of one 2018-built Ultramax. At the same time we accepted delivery of one newbuilding Kamsarmax chartered in for a minimum period of 5 years. The vessel has been chartered out at a profitable rate for a minimum period of 11 months.

With total cash of about $270 million and debt of ca. $140 million, the Company is net cash positive, positioning us favorably to grow countercyclically in a low asset value environment.

Regarding the market, during the first four months of the year the market exhibited elevated volatility relative to historical averages, driven by increased activity and inefficiencies, while geopolitical instability contributed additional uncertainty.

Capesize earnings were supported by robust iron ore and bauxite volumes, coupled with limited fleet growth. Ton-mile demand was further reinforced by the expansion of West Africa–China trade flows across both commodities.

Alongside the firm Capesize market and broadly positive dry bulk sentiment, the Panamax index was further supported by a record soybean harvest in Brazil, as well as the U.S.–China agreement reached at the end of 2025, which drove long-haul soybean shipments during the first quarter.

Finally, the Supramax segment recorded a solid start to the year, as increased grain and minor bulk flows offset the negative impact of the Strait of Hormuz closure, which reduced Persian Gulf export volumes by approximately 50%.”

Conference Call details:

On May 13, 2026 at 8:30 a.m. EST, Costamare Bulkers management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US) or +1-412-317-9258 (from outside the US). Please quote “Costamare Bulkers”. A replay of the conference call will be available until May 20, 2026. The United States replay number is +1-855-669-9658; the standard international replay number is +1-412-317-0088; and the access code required for the replay is 1424684.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Bulkers website (www.costamarebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 30 vessels with a total carrying capacity of approximately 2,665,000 DWT. Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Three-month period ended March 31, 2026

Voyage revenue	$103,963
Voyage revenue – related parties	$7,545
Total voyage revenue	$111,508

Total voyage revenue adjusted on a cash basis (1)	$111,508

Adjusted Net Income (2)	$12,424
Weighted Average number of shares	24,181,817
Adjusted Earnings per share (2)	$0.51

Net Income	$9,936
Weighted Average number of shares	24,181,817
Earnings per share	$0.41

(1) “Total voyage revenue adjusted on a cash basis” represents Total voyage revenue adjusted for any non-cash revenue recognized during the period resulting from certain charter arrangements with escalating or descending rates. This measure is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Management believes that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it reflects charter revenue for the relevant period based on the applicable contractual charter rates during such period. No such adjustment was required for the three-month period ended March 31, 2026.

(2) Adjusted Net Income and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons, between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant period. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Total voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income and (iii) Adjusted Earnings per Share.

Exhibit I

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

Three-month period ended March 31, 2026
(Expressed in thousands of U.S. dollars, except share and per share data)
Net Income	$9,936
Deferred charter-in expense	(456)
General and administrative expenses - non-cash component	936
Non-recurring, non-cash write-off of loan deferred financing costs	166
Non-recurring expenses for realignment of operating platform	5,071
Gain on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(3,229)
Adjusted Net Income	$12,424
Adjusted Earnings per Share	$0.51
Weighted average number of shares	24,181,817

Adjusted Net Income and Adjusted Earnings per Share represent Net Income before deferred charter-in expense, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring expenses for realignment of operating platform, general and administrative expenses - non-cash component and gain on derivative instruments, excluding realized (gain)/loss on derivative instruments. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Previously, the Company’s calculation of Adjusted Net Income and Adjusted Earnings per Share included adjustments for any gain/loss incurred in connection with the sale of vessels and for any loss on vessels held for sale. As the Company’s fleet management activities may, subject to market and other conditions, periodically include the sale of dry bulk vessels, the Company no longer includes such adjustments in its calculation of these non-GAAP measures beginning with the results for the first quarter ended March 31, 2026. We believe this updated methodology provides a more meaningful view of the Company’s operating performance.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

Exhibit II

Owned Dry Bulk Fleet Utilization(1)

Three-month period ended March 31, 2026
Owned Dry Bulk Fleet Available Days	2,587
Owned Dry Bulk Fleet Utilization	97.4%

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.